UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Fang Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one of one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,345,876 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,345,876 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,876 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% of the Class A Ordinary Shares 21.2% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 72,475,630 Class A ordinary shares and 23,636,706 Class B ordinary shares actually issued and outstanding of the Issuer as of June 11, 2019.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) is being filed by the Reporting Person (as defined in Item 2 below) and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) of China Index Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market under the symbol “CIH.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Person. The Reporting Person expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

This Schedule is being filed by Fang, as an individual filing, pursuant to Rule 13d-1 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

Fang Holdings Limited (“Fang”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, and its principal business address at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, PRC. Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Please refer to the Form 20-F filed by Fang on May 14, 2019 for its shareholding information. Mr. Tianquan Mo (“Mr. Mo”), a PRC citizen, is the Chairman of the board of directors of Fang.

Item 3. Source and Amount of Funds or Other Consideration.

Between August 29, 2019 and December 30, 2019, Fang purchased an aggregate of 2,345,876 ADSs representing 2,345,876 Class A Ordinary Shares in open market purchases as set forth in the table below.  Fang obtained the funds to purchase the ADSs from its working capital.

Date	ADSs Purchased	Underlying Class A Ordinary Shares	Price per ADS
08/29/2019	706	706	US$3.0245
08/30/2019	4,900	4,900	US$3.2069
09/03/2019	82,196	82,196	US$3.0429
09/04/2019	163,387	163,387	US$3.0602
09/05/2019	66,311	66,311	US$3.2716
09/06/2019	53,820	53,820	US$3.6587
09/06/2019	23,364	23,364	US$3.5659
09/09/2019	32,001	32,001	US$3.5996
09/10/2019	260,000	260,000	US$3.5483
09/11/2019	70,664	70,664	US$3.6946
09/12/2019	164,501	164,501	US$4.0883
09/13/2019	190,600	190,600	US$4.4423
09/16/2019	215,939	215,939	US$4.8552
09/17/2019	407,323	407,323	US$4.9712
09/18/2019	163,400	163,400	US$5.0181
09/19/2019	60,000	60,000	US$5.0172
09/20/2019	25,001	25,001	US$4.9863
09/23/2019	8,000	8,000	US$4.8985
11/22/2019	13,900	13,900	US$3.5112
11/25/2019	9,500	9,500	US$3.705
11/26/2019	17,600	17,600	US$3.611
11/27/2019	38,920	38,920	US$3.5555
11/29/2019	16,900	16,900	US$3.5652
12/02/2019	13,500	13,500	US$3.6865
12/03/2019	33,700	33,700	US$3.5835
12/26/2019	156,935	156,935	US$3.0724
12/27/2019	7,100	7,100	US$3.1232
12/30/2019	45,708	45,708	US$3.3726

On December 24, 2019, Fang (the “Buyer”) entered into a purchase and sales agreement (the “Purchase and Sales Agreement”) with Next Decade Investments Limited (“Next Decade”) and Media Partner Technology Limited (“Media Partner”, collectively with Next Decade, the “Sellers”) to purchase up to 15 million Ordinary Shares (primarily consisting of Class-B Ordinary Shares) beneficially owned by the Sellers.

On December 27, 2019, Fang purchased in aggregate 5 million Class B Ordinary Shares from the Sellers, among which, 2.5 million Class B Ordinary Shares from Next Decade and 2.5 million Class B Ordinary Shares from Media Partner. Fang obtained the funds to purchase the Class B Ordinary Shares from its working capital.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Class A Ordinary Shares and Class B Ordinary Shares reported herein for investment purposes. The Reporting Person may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Fang is the record holder of (i) 2,345,876 Class A Ordinary Shares, evidenced by ADSs, representing 3.2% of the issued and outstanding Class A Ordinary Shares, and (ii) 5,000,000 Class B Ordinary Shares, representing 21.2% of the issued and outstanding Class B Ordinary Shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by the Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as set forth in this Schedule, to the knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1:       Purchase and Sales Agreement dated December 24, 2019 between the Buyer and the Sellers

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2020

FANG HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Chairman of Fang Holdings Limited and China Index Holdings Limited, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

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